EDIFY.AI, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

Table of Contents





Condie Stoker & Associates
CERTIFIED PUBLIC ACCOUNTANTS
CPA SM The CPA. Never Underestimate The Value. SM
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS

Independent Accountant's Review Report

To Management
Edify.ai, Inc.
Salt Lake City, Utah

We have reviewed the accompanying financial statements of Edify.ai, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Condie, Stoker & Associates
Rupert, Idaho

April 24, 2020

EDIFY.AI, INC.

BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
Current Assets		
Cash in Bank	24,141	13,163
Total Current Assets	24,141	13,163
Other Assets		
Software Development, net	531,415	98,000
Total Assets	555,556	111,163

LIABILITIES AND STOCKHOLDERS' EQUITY

	2019	2018
Current Liabilities		
Credit Cards Payable	24,970	5,072
Accrued Interest	10,687	2,887
Deferred Compensation	264,600	146,500
Deferred Revenue	419,000	-
Related Party Note Payable	23,000	-
Total Current Liabilities	742,257	154,459
Long Term Debt		
Convertible Promissory Notes	270,300	125,000
Total Liabilities	1,012,557	279,459
Stockholders' Equity		
Common Stock	623	623
Retained Earnings	(457,624)	(168,919)
Total Stockholders Equity	(457,001)	(168,296)
Total Liabilities and Stockholders' Equity	555,556	111,163

EDIFY.AI, INC.

STATEMENTS OF STOCKHOLDERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019 AND
THE PERIOD FROM MAY 31, 2018 (INCEPTION) TO DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	TOTAL
Balance at May 31, 2018 (Inception)	-	-	-	-
Net Income	-	-	(168,919)	(168,919)
Common Stock Issued	623	-	-	623
Balance at December 31, 2018	623	-	(168,919)	(168,296)
Balance at January 1, 2019	623	-	(168,919)	(168,296)
Net Income	-	-	(288,705)	(288,705)
Common Stock Issued	-	-	-	-
Balance at December 31, 2019	623	-	(457,624)	(457,001)

EDIFY.AI, INC.

STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019 AND
THE PERIOD FROM MAY 31, 2018 (INCEPTION) TO DECEMBER 31, 2018

	2019	2018
Revenues:		
Monthly Subscription Income	120,000	2,500
Operating Expenses:		
Amortization	82,085	8,500
Automobile	199	-
Bank Charges	375	129
Contract Labor	85,000	-
Dues and Subscriptions	212	-
Employee Benefits	8,451	623
Insurance	627	-
Legal and Professional	15,665	2,463
Meals and Entertainment	5,291	282
Office Expense	12,702	3,142
Payroll Taxes	3,330	-
Postage	157	25
Repairs and Maintenance	71	-
Salaries and Wages	180,000	147,000
Telephone	200	-
Training and Education	-	138
Travel	4,924	6,230
Utilities	51	-
Taxes and Licenses	659	-
Total Operating Expenses	399,999	168,532
Net Income From Operations	(279,999)	(166,032)
Other Income (Expenses):		
Interest Expense	(8,706)	(2,887)
Net Income	(288,705)	(168,919)

EDIFY.AI, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND
THE PERIOD FROM MAY 31, 2018 (INCEPTION) TO DECEMBER 31, 2018

Cash Flows from Operating Activities	2019	2018
Net Income	(288,705)	(168,919)
Revenue and Expense Adjustments:		
Depreciation and Amortization	82,085	8,500
Increase (Decrease) in Credit Cards Payable	19,898	5,072
Increase (Decrease) in Accrued Interest Payable	7,800	2,887
Increase (Decrease) in Deferred Compensation	118,100	146,500
Increase (Decrease) in Deferred Revenue	419,000	-
Net Cash (Used) Provided by Operating Activities	358,178	(5,960)
Cash Flows From Investing Activities:		
Purchases of Software Development	(515,500)	(106,500)
Net Cash (Used) Provided by Investing Activities	(515,500)	(106,500)
Cash Flows From Financing Activities:		
Proceeds of Long-Term Debt	145,300	125,000
Net Borrowing from Related Party	23,000	-
Issuance of Common Stock	-	623
Net Cash (Used) Provided By Financing Activities	168,300	125,623
Net Increase (Decrease) in Cash and Cash Equivalents	10,978	13,163
Cash and Cash Equivalents at Beginning of Period	13,163	-
Cash and Cash Equivalents at End of Period	24,141	13,163
Supplemental Cash Flow Disclosures		
Interest paid	906	-

EDIFY.AI, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

EDIFY.AI, INC is a Delaware C-Corporation that was organized in May 2018 with a year end of December 31. Edify creates web and mobile software and artificial intelligence that improves safety at industrial worksites in construction, mining, energy, utilities, and manufacturing. Edify is 65% owned by Cory Linton, the CEO and Founder. The remaining ownership is shared among key employees (the CTO, co-founder, Chief Safety Officer), angel investors, and the rest is reserved for future key hires. The company is headquartered in Salt Lake City, Utah.

Basis of Accounting

The Company uses an accrual method of accounting for financial statement purposes and the cash method of account for income tax purposes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers deposit accounts which are not subject to restrictions or penalties and highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. At times, such investments may exceed the FDIC insurance limit.

Software Development

Under ASC 730, *Research and Development,* research and development (R&D) costs are typically expensed when incurred, but there are several exceptions to this rule. This standard allows R&D costs related to the software production and distribution that has an alternative future use to be capitalized and amortized over the life of the software. All R&D costs of Edify.ai, Inc. were for software production and distributions and the Company capitalized these costs and amortize them over 5 years. The amount of capitalized R&D Costs were $622,000 and $106,500 at December 31, 2019 and 2018, respectively. The amount of accumulated amortization was $90,585 and $8,500 at December 31, 2019 and 2018, respectively.

Deferred Compensation

Deferred Compensation consists of payroll that Cory Linton, CEO and founder, was entitled, but did not take during the periods ending December 31, 2019 and 2018.

Convertible Promissory Notes

At December 31, 2019, the company had $270,000 in outstanding convertible promissory notes from various investors. These notes bear an interest rate of 4%. If the notes mature, the company will either pay off the notes or get an extension. None of the notes mature within the next year and no payments are expected to be made. The notes outstanding at December 31, 2019 will convert into 90,782 shares of Class B Common Stock when the Company raises over one million dollars.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Common Stock

At December 31, 2019, the Company had 623,383 issued and outstanding shares of common stock at $0.001 par value per share. The Company also had granted 215,000 stock options that had not yet been exercised as of December 31, 2019. The total number of shares of common stock which the Company shall have authority to issue is 4,000,000 shares.

Advertising

The Company expenses all advertising costs when incurred.

Revenue

All revenue of the Company is for subscriptions to their software. All subscriptions require payments to be made prior to the subscription period and are supported by a contract with the customer. The Company recognizes revenue daily as it satisfies the performance obligation specified in subscription contracts. All money received for the portion of the subscription that is in a future period is recorded as deferred revenue.

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the December 31, 2019 are as follows:

For the Years Ending December 31:	
2020	191,000
2021	192,000
2022	36,000
Thereafter	-
Total	419,000

Income Taxes

In accordance with its bylaws and Internal Revenue code, the Company is subject to taxes for years in which tax results from income made by the Company. An income tax provision will be included for years that result in the Company owing income taxes. No income taxes are expected to be owed for tax years 2019 or 2018.

The Company is subject to taxation laws in the United States and the state of Utah. As of December 31, 2019, the Company's tax year for 2018 is subject to examination by the tax authorities.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which will require leases to be recorded as an asset and a liability for the corresponding lease obligation for leases with terms of more than twelve months. ASU 2016-02 is effective for non-public companies for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the impact the pronouncement may have on the financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This ASU replaces nearly all existing U.S. GAAP guidance on revenue recognition. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customer: Topic 606: Deferral of Effective Date*. This standard delayed the effective date for non-public entities to fiscal years beginning after December 15, 2018, with early adoption permitted. The Company has adopted this standard beginning fiscal year 2019.

NOTE B – RELATED PARTY NOTE PAYABLE

At December 31, 2019, there was an outstanding $23,000 loan from Cory Linton, CEO. This note is payable on demand and does not have a stated rate of interest.

NOTE C – SUBSEQUENT EVENTS

Management for the Company reviewed subsequent events as of April 24, 2020 which was the date the report was available to be issued, and was not aware of any subsequent events that needed to be disclosed.